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                                                                  EXHIBIT 23.1




The Board of Directors
Petsec Energy Ltd


We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-6128) of Petsec Energy Ltd of our report dated 16 March 1998, relating to the consolidated balance sheets of Petsec Energy Ltd and subsidiaries as of 31 December 1996 and 1997 and the related consolidated profit and loss accounts and statements of cash flows for each of the years in the two year period ended 30 June 1996, the six month period ended 31 December 1996 and the twelve month period ended 31 December 1997, which report appears in the 31 December 1997 annual report on Form 20-F of Petsec Energy Ltd.







KPMG






Sydney, Australia
April 7, 1998